11021890

[partial, covered by barcode:] …D STATES
…CHANGE COMMISSION
…on, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
APR 29 2011
WASH, DC 211 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/10 (MM/DD/YY) AND ENDING 02/28/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baron Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Avenue
(No. and Street)

New York	New York	10153
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Baron (212) 583-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ronald Baron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baron Capital, Inc., as of February 28, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman and CEO

Title

Notary Public

KRISTINE TREGLIA
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02TR6165392
QUALIFIED RICHMOND COUNTY
COMMISSION EXPIRES MAY 07, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

BARON CAPITAL, INC.

(a wholly owned subsidiary of Baron Capital Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

FEBRUARY 28, 2011

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
Baron Capital, Inc.

We have audited the accompanying statement of financial condition of Baron Capital, Inc. (the "Company"), a wholly owned subsidiary of Baron Capital Group, Inc., as of February 28, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Baron Capital, Inc. as of February 28, 2011, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
April 27, 2011

BARON CAPITAL, INC.

Statement of Financial Condition
February 28, 2011

ASSETS	
Cash and cash equivalents	$ 17,458,637
Other assets	43,591
	$ 17,502,228
LIABILITIES	
Accrued expenses and other liabilities	$ 5,711,250
Due to affiliates	5,230,796
Current taxes payable	55,550
	10,997,596
Commitments	
STOCKHOLDER'S EQUITY	
Common stock - $1.00 par value; 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	3,100,065
Retained earnings	3,404,467
	6,504,632
	$ 17,502,228

See notes to statement of financial condition

BARON CAPITAL, INC.

Notes to Statement of Financial Condition
February 28, 2011

NOTE A - THE COMPANY

Baron Capital, Inc. (the "Company"), a wholly owned subsidiary of Baron Capital Group, Inc. ("BCG"), is a registered broker-dealer and the distributor of the shares of ten affiliated regulated investment companies operating pursuant to Rule 12b-1 under the Investment Company Act of 1940. The Company is a member of affiliated entities under common control from which it derives 100% of its revenue and with whom it shares its expenses. The results of the Company's operations may not be indicative of what the results of operations would be if the Company were a stand alone entity.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents include amounts which are swept to and from a money market account and a checking account.

[2] Revenue recognition:

The Company receives distribution fees from affiliated regulated investment companies that are calculated as a percentage of average daily net assets and are paid on a monthly basis. The Company recognizes this revenue in the period earned.

[3] Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE C - INCOME TAXES

The Company is subject to federal, state and local taxes. At February 28, 2011, the Company had no deferred tax assets or liabilities.

The accounts of the Company, BCG and two affiliates are included in consolidated federal, state and local income tax returns. The Company computes its tax expense as if it were a separate entity. The consolidated group is no longer subject to U.S. federal income tax examinations by tax authorities for years ending prior to February 28, 2008.

The Company has not recognized in this financial statement any interest or penalties related to income taxes, and has no material unrecognized tax benefits.

NOTE D - CONCENTRATION OF CREDIT RISK

The Company maintains cash deposits in bank accounts at one financial institution, which at times, may exceed federally insured limits. In the event of a financial institution's insolvency, recovery of cash and securities may be limited.

Included in accrued expenses and other liabilities are $5,380,000 of 12b-1 fees due to various outside vendors.

NOTE E - PROFIT-SHARING PLAN

The Company maintains a defined contribution profit-sharing plan. All employees who have completed one year of service and have attained 21 years of age are eligible to participate. Plan contributions are based on the compensation of the participant. The contribution percentage is determined at the discretion of the Board of Directors. Participants in the plan become fully vested upon obtaining eligibility status.

NOTE F - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At February 28, 2011, the Company had net capital of $6,073,697, which is $5,340,524 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 1.81 to 1.

The Company is exempt from the provisions of Rule 15c3-3 per paragraph (k)(1).

NOTE G - RELATED PARTY TRANSACTIONS

The Company acts as the distributor of the shares of ten affiliated regulated investment companies.

The Company shares office, administrative and occupancy expenses with BCG and two affiliated corporations. The Company recognizes its share of such expenses by a formula determined by management. One of the two affiliated corporations reimbursed the excess selling expenses and other general, administrative and occupancy expenses of the Company.

NOTE H - COMMITMENTS AND CONTINGENCIES

The Company leases office space under two long-term operating leases, expiring at December 31, 2023.

The estimated minimum aggregate rentals are as follows:

Year Ending February 28,	
2012*	$ 6,491,000
2013	6,574,000
2014	6,989,000
2015	6,989,000
2016*	7,035,000
Thereafter	59,349,000
	$ 93,427,000

*Year ending February 29

In addition, the leases contain escalation clauses for increases in real estate taxes and operating costs. The facility which the Company uses is also shared with BCG and its two affiliates. The rent is apportioned to the occupants by a formula determined by management.